SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

AngioDynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03457V101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

April 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03457V101	13D	Page 2 of 8

(1)	NAME OF REPORTING PERSONS Avista Capital Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,333,008
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,333,008
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,008
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 03457V101	13D	Page 3 of 8

(1)	NAME OF REPORTING PERSONS Avista Capital Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,446,413
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,446,413
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,446,413
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 03457V101	13D	Page 4 of 8

(1)	NAME OF REPORTING PERSONS Avista Capital Partners (Offshore), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 381,406
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 381,406
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,406
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 03457V101	13D	Page 5 of 8

(1)	NAME OF REPORTING PERSONS Navilyst Medical Co-Invest, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 505,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 505,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,189
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 03457V101	13D	Page 6 of 8

Introduction.

This Statement on Schedule 13D/A (“Schedule 13D/A”) amends the previous Schedule 13D (the “Initial Schedule 13D”) filed on May 24, 2012, as amended by Amendment No. 1 thereto filed on August 5, 2016 (“Amendment No. 1”) and Amendment No. 2 thereto filed on November 22, 2016 (“Amendment No. 2”), by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”); (2) Avista Capital Partners, L.P., a Delaware limited partnership (“ACP”); (3) Avista Capital Partners (Offshore), L.P., a Bermuda limited partnership (“ACP Offshore”); (4) Navilyst Medical Co-Invest, LLC, a Delaware limited liability company (“NM Co-Invest” and together with ACP and ACP Offshore, collectively the “Avista Capital Funds”), relating to the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of AngioDynamics, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Initial Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is amended by adding the following paragraphs immediately before the last paragraph thereof:

On April 6, 2017, the Avista Capital Funds, as selling stockholders, and the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc. (the “Underwriter”), providing for the sale of 2,350,000 shares of Common Stock by the Avista Capital Funds (the “April 2017 Offering”) to the Underwriter at a price of $16.00 per share of Common Stock. The April 2017 Offering closed on April 12, 2017. This summary description of the Underwriting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 8 to this Schedule 13D/A.

Pursuant to the Stockholders Agreement, when the Avista Capital Funds cease to beneficially own at least 10% of the Company’s outstanding Common Stock, Avista Capital Partners, L.P. will cease to have the right to designate one director for election to the Company’s board of directors. As a result of the April 2017 Offering, on April 12, 2017, David Burgstahler resigned from the Company’s board of directors.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Schedule 13D/A are based upon the 36,788,697 shares of Common Stock stated to be outstanding in the Company’s Prospectus Supplement dated April 6, 2017 and filed with the Securities and Exchange Commission on April 10, 2017. The Reporting Persons may be deemed to beneficially own an aggregate of 2,333,008 shares of Common Stock, which constitutes approximately 6.3% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Schedule 13D/A shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

ACP may be deemed to beneficially own 1,446,413 shares of Common Stock, which represents approximately 3.9% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

ACP Offshore may be deemed to beneficially own 381,406 shares of Common Stock, which represents approximately 1.0% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

NM Co-Invest may be deemed to beneficially own 505,189 shares of Common Stock, which represents approximately 1.4% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Avista GP, as the general partner of each of ACP and ACP Offshore and the manager of NM Co-Invest, may be deemed to beneficially own an aggregate of 2,333,008 shares of Common Stock, which represents approximately 6.3% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Schedule 13D/A shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

Item 5(c) of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(c) Except with respect to the April 2017 Offering, the Reporting Persons have not effected any transactions in the Company’s Common Stock during the past 60 days.

CUSIP No. 03457V101	13D	Page 7 of 8

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement dated as of April 6, 2012, by and among Avista Capital Partners GP, LLC, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Navilyst Medical Co-Invest, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 24, 2012).

2.	Stock Purchase Agreement, dated as of January 30, 2012, by and among AngioDynamics, Inc., NM Holding Company, Inc., the stockholders of NM Holding Company, Inc., solely with respect to, and as specified in, Sections 2.4 and 7.11(b) thereof, the optionholders of NM Holding Company, Inc. who execute joinder agreements thereto, and, solely with respect to, and as specified in, Section 2.6 and Article XII thereof, Avista Capital Partners GP, LLC, in its capacity as the sellers’ representative (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AngioDynamics, Inc. with the Securities and Exchange Commission on February 3, 2012).

3.	Stockholders Agreement, dated as of May 22, 2012, by and among, AngioDynamics, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), LP, Navilyst Medical Co-Invest, LLC, and, solely with respect to, and as specified in, Article IV thereof, Avista Capital Holdings, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 24, 2012).

4.	Escrow Agreement dated as of May 22, 2012 by and among AngioDynamics, Inc., Avista Capital Partners GP, LLC, as sellers’ representative, and JPMorgan Chase Bank, National Association, as escrow agent (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on May 24, 2012).

5.	Underwriting Agreement (including a form of Lock-Up Agreement as Annex III thereto), dated August 1, 2016, by and among AngioDynamics, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Navilyst Medical Co-Invest, LLC and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2016).

6.	Underwriting Agreement (including a form of Lock-Up Agreement as Annex III thereto), dated November 14, 2016, by and among AngioDynamics, Inc., Avista Capital Partners, L.P., Navilyst Medical Co-Invest, LLC and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2016).

7.	Agency Agreement dated November 14, 2016 between Avista Capital Partners, L.P. and Avista Capital Partners (Offshore), L.P. (incorporated by reference to Exhibit 6 to the Reporting Persons’ Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 22, 2016).

8.	Underwriting Agreement dated April 6, 2017 by and among AngioDynamics, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Navilyst Medical Co-Invest, LLC and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2017

AVISTA CAPITAL PARTNERS, L.P.
AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
NAVILYST MEDICAL CO-INVEST, LLC

By:	Avista Capital Partners GP, LLC
its General Partner or Manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel